YEAREND-UPDATE-2021

UPDATED INFORMATION ON 2021

The 2020 – 2021 pandemic persisted beyond 2020 and caused further delays in executing the plans put forth at the close of 2020. However, in the second quarter of 2021, there was an unexpected advancement by Livionex, Inc., with their having LivFresh dental gel (dentifrice) awarded the CE Mark by the EU. The endorsement proclaimed LivFresh as the only OTC Dental Gel recommended to prevent and treat gingivitis and periodontitis in the EU.

This development happened within the window that enabled the filing of the patent pending IP within the EU. The IP is controlled and owned independently by members of Clean Bite, LLC, and two non-members. The owners decided to advance the global filing in the EU and India to capitalize on the potential value of the EU recognition of LivFresh, which is contained in the Clean Bite™ product line.

Clean Bite, LLC does not have any rights to the independently owned patent application number PCT/US20/22223 (sometimes written as "PCT/US2020/0022223"); however, this proactive measure may have significant value in the future if purchased at a later date. The present contemplation is moving toward Licensing or an M&A transaction with a global FMCG manufacturer. However, the disruption in the supply chain, inflation, a war in Ukraine, and rising fuel costs are all disruptive to future planning.

The negotiation of the company's debt structure in 2020 has made a positive impact that has instilled a degree of caution in moving too quickly in these volatile times. As a result, it is uncertain that the company will look to advance its funding through a public offering, which remains a possibility. However, collaboration has brought increased value without much of the risk to date so far.

Clean Bite, LLC remains a pre revenue company, requiring prudence and stewardship to succeed globally.

THERE REMAINS SUBSTANTIAL RISK IN INVESTMENT, AND ANY UNACCREDITED/ACCREDITED INVESTOR SHOULD SEEK THEIR ATTORNEY'S ADVICE OR FINANCIAL ADVISOR (CPA) BEFORE MAKING ANY INVESTMENT INTO CLEAN BITE, LLC SECURITIES AS DESCRIBED IN ANY FUTURE PUBLIC OFFERING.

AS OF DECEMBER 31, 2021, NO INVESTMENT OFFERING IS AVAILABLE.

John H Gallagher, Jr.
Managing Director
Clean Bite, LLC